Exhibit (b)(1)

BARCLAYS

745 Seventh Avenue

New York, New York 10019

PERSONAL AND CONFIDENTIAL

December 19, 2013

Jazz Pharmaceuticals Public Limited Company

45 Fitzwilliam Square

Dublin 2, Ireland

Attention: Kate Falberg

Project Genesis

Commitment Letter

Ladies and Gentlemen:

You have advised Barclays Bank PLC (the “Commitment Party,” “Barclays,” “we” or “us”), that Jazz Pharmaceuticals Public Limited Company (the “Buyer” or “you”) intends to acquire (the “Acquisition”) all of the ordinary stock and American Depositary Shares representing ordinary stock (the “Company Stock”) of a company previously identified to us as “Genesis” (the “Company”) in a cash tender offer (the “Tender Offer”) pursuant to a Tender Offer Agreement to be entered into among you, a newly-formed wholly-owned subsidiary of yours and the Company (the definitive documentation for the Acquisition, together with the schedules and exhibits thereto, the “Acquisition Agreement”) and to consummate certain transactions described therein (as described in Exhibit A and as otherwise contemplated by this Commitment Letter and the Fee Letter (each as defined below), the “Transactions”), in each case on the terms and subject to the conditions set forth in this Commitment Letter and Exhibits A and B (collectively, the “Commitment Letter”).

You have also advised us that the total cost of the Acquisition (and related fees, commissions and expenses (collectively, “Transaction Costs”)) will be financed with (i) a $500 million senior secured incremental term loan facility (the “Incremental Term Facility”) issued pursuant to the Credit Agreement dated June 12, 2012, as amended, by and among the Buyer, Jazz Pharmaceuticals, Inc., a Delaware corporation, Jazz Pharmaceuticals Ireland Limited, a company organized under the laws of Ireland, Jazz Financing I Limited, a company organized under the laws of Ireland, each of the lenders party thereto and Barclays Bank PLC, as administrative agent (the “Existing Credit Agreement”), having the terms set forth in Exhibit A and (ii) a combination of revolving loans drawn under the Existing Credit Agreement and cash on hand of the Buyer and/or its subsidiaries. Capitalized terms used in this Commitment Letter but not otherwise defined herein shall have the meanings set forth in the Existing Credit Agreement.

1.	Commitments and Arranger Roles

You hereby appoint Barclays to act, and Barclays hereby agrees to act, as sole lead arranger, sole bookrunner and sole syndication agent (in such capacities, the “Arranger”), for the Incremental Term Facility, subject to the terms and conditions of this Commitment Letter and the Fee Letter. The Arranger will have the rights and authority customarily given to financial institutions in such roles. The Commitment Party is pleased to advise you of its commitment to provide to the Borrower 100% of the Incremental Term Facility on the terms and subject only to the conditions set forth in this Commitment Letter and the Fee Letter.

December 19, 2013

Jazz Pharmaceuticals Public Limited Company

Our fees for services related to the Incremental Term Facility are set forth in a separate fee letter (the “Fee Letter”) between you and us entered into on the date hereof. As consideration for the execution and delivery of this Commitment Letter by us, you agree to pay the fees and expenses set forth in Exhibit A and in the Fee Letter as and when payable in accordance with the terms hereof and thereof. You agree that no other titles will be awarded in connection with the Incremental Term Facility unless you and we shall so agree.

2.	Conditions Precedent

Our commitments hereunder and our agreements to perform the services described herein are subject to the following conditions: (i) the conditions set forth in Exhibit A under the heading “Conditions Precedent to Borrowing” and (ii) the conditions set forth in Exhibit B (collectively, the “Funding Conditions”); it being understood that there are no conditions (implied or otherwise) to each of the commitments hereunder (including compliance with the terms of the Commitment Letter, the Fee Letter and the Loan Documents) other than the Funding Conditions that are expressly stated to be conditions to the initial funding under the Incremental Term Facility (as such term is defined in Exhibit A) on the Closing Date (as such term is defined in Exhibit A).

Notwithstanding anything in this Commitment Letter, the Fee Letter, the Loan Documents or any other letter agreement between you and us concerning the financing of the Transactions to the contrary, the terms of the incremental amendment effecting the Incremental Term Facility (the “Incremental Amendment”) will be in a form such that they do not impair the availability of the Incremental Term Facility on the Closing Date if the Funding Conditions are satisfied (it being understood that no further action shall be required with respect to the creation or perfection of any security interest in the Collateral on or prior to the Closing Date). This paragraph shall be referred to as the “Conditions Limitation Provision.”

3.	Syndication

The Arranger intends and reserves the right to syndicate the Incremental Term Facility to a group of Lenders (as such term is defined in Exhibit A) in consultation with you; provided that, unless otherwise agreed by you in writing, (i) no syndication will occur prior to the public announcement of the Acquisition by you, (ii) the Commitment Party will not be relieved, released or novated from its obligations hereunder (including its obligation to fund the Incremental Term Facility on the Closing Date), (iii) no assignment prior to the Closing Date will reduce or release the Commitment Party’s obligation to fund its commitment in the event any assignee shall fail to do so on the Closing Date, and (iv) the Commitment Party shall retain exclusive control over all rights and obligations with respect to its commitment, including all rights with respect to consents, modifications, waivers and amendments, until the Closing Date has occurred.

The Arranger will lead the syndication, including determining the timing of all offers to prospective Lenders, any title of agent or similar designations or roles awarded to any Lender and the acceptance of commitments, the amounts offered and the compensation provided to each Lender from the amounts to be paid to the Arranger pursuant to the terms of this Commitment Letter and the Fee Letter and will, in consultation with you, determine the final commitment allocations. You agree to use commercially reasonable efforts to ensure that the Arranger’s syndication efforts benefit from the existing lending and investment banking relationships of you and your subsidiaries and, to the extent appropriate, the Company and its subsidiaries until the date that is the earliest of (a) the termination by the Arranger of syndication of the Incremental Term Facility, (b) 60 days following the Closing Date and (c) the “successful syndication” of the Incremental Term Facility (as defined in the Fee Letter) (such earliest date, the “Syndication Date”). Prior to the Syndication Date, you will not, and agree to use commercially

December 19, 2013

Jazz Pharmaceuticals Public Limited Company

reasonable efforts to obtain contractual undertakings from the Company that it will not, without the prior written consent of the Arranger, syndicate or issue, attempt to syndicate or issue or announce the syndication or issuance of, any competing debt facility or any competing debt security of the Company or you or any of your or its respective subsidiaries or affiliates, including any renewal or refinancing of any existing debt facility or debt security, in each case without the prior written consent of the Arranger (other than the Incremental Term Facility and purchase money and capital lease financings); provided that no such contractual undertakings shall be required to be obtained from the Company prior to the execution of the Acquisition Agreement.

You agree to, and agree to use commercially reasonable efforts to obtain contractual undertakings from the Company to, cooperate with, and provide information reasonably required by, the Arranger in connection with all syndication efforts, including: (i) your assistance in the preparation as soon as practicable after execution of the Acquisition Agreement, a customary information memorandum and other customary presentation materials (collectively, “Marketing Materials”) reasonably acceptable in form and content to the Arranger regarding the business, operations, financial projections and prospects of you and the Company (including the financial information described in Exhibit B) including without limitation the delivery of all information relating to the Transactions prepared by or on behalf of you or the Company that the Arranger deems reasonably necessary to complete the syndication of the Incremental Term Facility; (ii) using your commercially reasonable efforts to obtain from Moody’s Investor Service, Inc. (“Moody’s”) and Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business (“S&P”), prior to the launch of the general syndication, a corporate family rating and a credit rating for the Incremental Term Facility (it being understood that no such rating shall be required to be obtained); (iii) your arranging for direct communications with prospective Lenders in connection with the syndication of the Incremental Term Facility (including without limitation direct contact between your appropriate senior management, representatives and advisors (and, from and after execution of the Acquisition Agreement, using commercially reasonable efforts to cause direct contact with appropriate senior management, representatives and advisors of the Company) and participation of such persons in such meetings, in each case upon reasonable prior notice and at places and times and frequency to be mutually agreed); and (iv) your hosting (including any preparations with respect thereto) with the Arranger at places and times to be mutually agreed a reasonable number of meetings to be mutually agreed with prospective Lenders. You agree that the Arranger has the right to place advertisements in financial and other newspapers at its own expense describing its services to you; provided that no such advertisement shall be placed prior to the public announcement of the Acquisition by you and the Arranger shall submit a copy of any such advertisements to the Buyer for its prior approval, which approval shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letter, the obtaining of the ratings referred above shall not constitute a condition to the commitment hereunder or the funding of the Incremental Term Facility on the Closing Date.

You will be solely responsible for the contents of the Marketing Materials and all other information, documentation or other materials delivered to us in connection therewith and you acknowledge that we will be using and relying upon such information without independent verification thereof.

You understand that certain prospective Lenders (such Lenders, “Public Lenders”) may have personnel that do not wish to receive MNPI (as defined below). At the Arranger’s request, you agree to assist in the preparation of an additional version of the Marketing Materials that does not contain material non-public information concerning you, the Company or your or its respective subsidiaries or affiliates or your or its respective securities within the meaning of United States federal and state securities laws (collectively, “MNPI”) which is suitable to make available to Public Lenders. You acknowledge and agree that the following documents may be distributed to Public Lenders (except to the extent you notify us to the contrary and provided that you shall have been given a reasonable opportunity to review such documents

December 19, 2013

Jazz Pharmaceuticals Public Limited Company

and comply with the U.S. Securities and Exchange Commission disclosure requirements): (a) drafts and final versions of the Incremental Amendment and the other Loan Documents; (b) administrative materials prepared by the Arranger for prospective Lenders (including without limitation a lender meeting invitation, allocations and funding and closing memoranda); and (c) term sheets and notification of changes in the terms and conditions of the Incremental Term Facility. Before distribution of any Marketing Materials in connection with the syndication of the Incremental Term Facility (i) to prospective Lenders that are not Public Lenders, you will provide us with a customary letter authorizing the dissemination of such materials and (ii) to prospective Public Lenders, you will provide us with a customary letter authorizing the dissemination of information that does not contain MNPI (the “Public Information Materials”) to Public Lenders and confirming the absence of MNPI therein; provided that any such authorization letters shall be reasonably satisfactory to you. In addition, at the Arranger’s request, you will identify Public Information Materials by marking the same as “PUBLIC” (it being understood that you shall not be under any obligation to mark any materials as “PUBLIC”).

Without limiting your obligations to assist with the syndication efforts as set forth herein, it is understood that the Commitment Party’s commitments hereunder are not conditioned upon the syndication of, or receipt of commitments in respect of, the Incremental Term Facility, and in no event shall the commencement or successful completion of syndication of the Incremental Term Facility constitute a condition to the availability of the Incremental Term Facility on the Closing Date. You hereby acknowledge and agree that the Arranger, in such capacity, will have no responsibility other than to arrange the syndication as set forth herein.

4.	Information

You represent, warrant and covenant (with respect to Information and Projections, each as defined below, relating to the Company and its subsidiaries, to the best of your knowledge) that (i) all written information (other than Projections and information of a general economic or industry nature) (collectively, the “Information”) that has been or will be made available to the Arranger or the Commitment Party by or on behalf of you in connection with the Transactions does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading in light of the circumstances under which such statements are made and (ii) the projections and other forward looking information (the “Projections”) that have been or will be made available to the Arranger or the Commitment Party by or on behalf of you have been and will be prepared in good faith based upon assumptions that are believed by the preparer thereof to be reasonable when made, it being understood that any such financial projections are subject to significant uncertainties and contingencies, many of which are beyond your control, that no assurance can be given that any particular financial projections will be realized, that actual results may differ and that such differences may be material. You agree that if at any time prior to the later of (i) the Closing Date and (ii) the Syndication Date, any of the representations in the preceding sentence would be incorrect if made at such time, then you will promptly supplement, or cause to be supplemented, the Information and Projections so that such representations (to the best of your knowledge with respect to the Company and its subsidiaries) will be correct in light of the circumstances in which statements are made. You understand that in providing our services pursuant to this Commitment Letter we may use and rely on the Information and Projections without independent verification thereof.

5.	Indemnification

To induce us to enter into this Commitment Letter and the Fee Letter and to proceed with the documentation of the Incremental Term Facility, you hereby agree to indemnify upon demand and hold harmless the Administrative Agent, the Collateral Agent, the Arranger and the Commitment Party and their respective affiliates and each partner, trustee, shareholder, director, officer, employee, advisor,

December 19, 2013

Jazz Pharmaceuticals Public Limited Company

representative, agent, attorney and controlling person thereof (each of the above, an “Indemnified Person”) from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses (including reasonable and documented legal expenses of one firm of counsel to all Indemnified Persons, one local counsel in each appropriate jurisdiction, one special counsel and, in the case of an actual or perceived conflict of interest where the Indemnified Person affected by such conflict informs you of such conflict and thereafter retains its own counsel, of another firm of counsel for each such affected Indemnified Person), joint or several, of any kind or nature whatsoever that may be brought or threatened by the Company, the Borrower, the Guarantors, any of their respective affiliates or any other person or entity and that may be incurred by or asserted against or involve any Indemnified Person (whether or not any Indemnified Person is a party to such action, suit, proceeding or claim) as a result of or arising out of or in any way related to or resulting from the Acquisition, this Commitment Letter, the Fee Letter, the Incremental Term Facility, the Transactions or any related transaction contemplated hereby or thereby or any use or intended use of the proceeds of the Incremental Term Facility; provided that you will not have to indemnify an Indemnified Person against any claim, loss, damage, liability or expense (i) to the extent the same resulted from the gross negligence, bad faith or willful misconduct of, or a material breach of this Commitment Letter or the Fee Letter by, such Indemnified Person or any of their affiliates or its or their partners, trustees, shareholders, directors, officers, employees, advisors, representatives, agents, attorneys or controlling person (to the extent determined by a court of competent jurisdiction in a final and non-appealable judgment) or (ii) incurred in connection with any dispute among Indemnified Parties (other than a dispute against the Administrative Agent, the Collateral Agent or the Arranger in their capacities as such) other than as a result of any act or omission by the Buyer or its affiliates. Notwithstanding any other provision of this Commitment Letter, no Indemnified Person will be responsible or liable to you or any other person or entity for damages arising from the use by others of any information or other materials obtained through internet, electronic, telecommunications or other information transmission systems, except to the extent such damages have resulted from the bad faith, gross negligence or willful misconduct of, or a material breach of this Commitment Letter or the Fee Letter by, such Indemnified Person or any of its affiliates or its or their partners, trustees, shareholders, directors, officers, employees, advisors, representatives, agent, attorneys or controlling persons (in each case, to the extent determined by a court of competent jurisdiction in a final and non-appealable judgment). You shall not be liable for any settlement of any proceeding effected without your consent (which consent shall not be unreasonably withheld, conditioned or delayed), but if settled with your written consent or if there is a final and non-appealable judgment by a court of competent jurisdiction for the plaintiff in any such proceeding for which an Indemnified Person is entitled to be indemnified hereunder, you agree to indemnify and hold harmless each Indemnified Person from and against any and all losses, claims, damages, liabilities and expenses by reason of such settlement or judgment in accordance with the other provisions of this paragraph.

Your indemnity and reimbursement obligations under this Section 5 will be in addition to any liability which you may otherwise have and will be binding upon and inure to the benefit of the successors, assigns, heirs and personal representatives of you and the Indemnified Persons.

Neither (x) we nor any other Indemnified Person, nor (y) you will be responsible or liable to you or any other person or entity for any indirect, special, punitive or consequential damages (in the case of clause (y), other than in respect of any such damages required to be indemnified pursuant to this Section 5), which may be alleged as a result of the Acquisition, this Commitment Letter, the Fee Letter, the Incremental Term Facility, the Transactions or any related transaction contemplated hereby or thereby or any use or intended use of the proceeds of the Incremental Term Facility.

December 19, 2013

Jazz Pharmaceuticals Public Limited Company

6.	Assignments

This Commitment Letter may not be assigned by you without the prior written consent of Barclays (and any purported assignment without such consent will be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person (including your equity holders, employees or creditors) other than the parties hereto (and any Indemnified Person). Barclays may assign its commitments and agreements hereunder, in whole or in part, to any of its (i) affiliates or additional arrangers or (ii) any Lender, provided that no such assignment shall relieve Barclays of its obligations to fund such assigned portion of its commitment hereunder on the Closing Date. This Commitment Letter may not be amended or any term or provision hereof waived or modified except by an instrument in writing signed by each of the parties hereto.

7.	USA PATRIOT Act Notification

Barclays notifies you, the Company, the Borrower and the Guarantors that, pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 200 1)) (as amended, supplemented or modified from time to time, the “Patriot Act”) it and each Lender may be required to obtain, verify and record information that identifies you, the Company, the Borrower and the Guarantors, including the name and address of each such Person and other information that will allow Barclays and each Lender to identify you, the Company, the Borrower and the Guarantors in accordance with the Patriot Act and other applicable “know your customer” and anti-money laundering rules and regulations. This notice is given in accordance with the requirements of the Patriot Act and is effective for Barclays and each Lender.

8.	Sharing Information; Affiliate Activities; Absence of Fiduciary Relationship

Please note that this Commitment Letter and the Fee Letter are delivered to you on the understanding that none of this Commitment Letter or the Fee Letter or the information contained herein and therein shall be disclosed, directly or indirectly, to any other person or entity (including other lenders, underwriters, placement agents, advisors or any similar persons) without our prior written consent except pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law or regulation or as requested by a governmental authority (in which case you agree to inform us promptly thereof to the extent lawfully permitted to do so); provided that we hereby consent to your disclosure of (i) this Commitment Letter, the Fee Letter and the information contained herein or therein to your officers, directors, employees, attorneys, accountants, agents and advisors on a confidential basis, (ii) this Commitment Letter and the information contained herein (but not the Fee Letter or the information contained therein, except to the extent redacted in a manner satisfactory to the Arranger) to the Company and its investors, officers, directors, employees, affiliates, attorneys, accountants, agents and advisors on a confidential, need to know basis, (iii) the term sheet attached as Exhibit A and the existence of this Commitment Letter (and the information contained herein) to any rating agency in connection with the Transactions, (iv) the aggregate fee amounts contained in this Commitment Letter and the Fee Letter as part of the financial statements and Projections, pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts related to the Transactions to the extent customary or required in offering and marketing materials for the Incremental Term Facility or in any public filing relating to the Transactions, and (v) this Commitment Letter and the information contained herein (but not the Fee Letter and the information contained therein) in any syndication of the Incremental Term Facility and to the extent required to be filed with the U.S. Securities and Exchange Commission or other public filings in connection with the Transactions.

December 19, 2013

Jazz Pharmaceuticals Public Limited Company

You acknowledge that Barclays and its affiliates are full service securities firms and as such may from time to time effect transactions, for their own account or the account of customers, and may hold positions in securities or indebtedness, or options thereon, of the Buyer, the Company and other companies that may be the subject of the Transactions. Barclays and its affiliates will have economic interests that are different from or conflict with those of the Buyer regarding the transactions contemplated hereby, and you acknowledge and agree that Barclays has no obligation to disclose such interests to you. You further acknowledge and agree that nothing in this Commitment Letter, the Fee Letter or the nature of our services or in any prior relationship will be deemed to create an advisory, fiduciary or agency relationship between us, on the one hand, and you, your equity holders or your affiliates, on the other hand, and you waive, to the fullest extent permitted by law, any claims you may have against Barclays for breach of fiduciary duty or alleged breach of fiduciary duty and agree that Barclays will have no liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on your behalf, including your equity holders, employees or creditors. You acknowledge that the Transactions (including the exercise of rights and remedies hereunder and under the Fee Letter) are arms’ length commercial transactions and that we are acting as principal and in our own best interests. You are relying on your own experts and advisors to determine whether the Transactions are in your best interests and are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated hereby. In addition, you acknowledge that we may employ the services of our affiliates in providing certain services hereunder and may exchange with such affiliates information concerning you, the Company and other companies that may be the subject of the Transactions and such affiliates will be entitled to the benefits afforded to us hereunder. In addition, please note that Barclays Capital Inc. has been retained by you as financial advisor (in such capacity, the “Financial Advisor”) to you in connection with the Acquisition. You agree to such retention, and further agree not to assert any claim you might allege based on any actual or potential conflicts of interest that might be asserted to arise or result from, on the one hand, the engagement of the Financial Advisor, and on the other hand, our and our affiliates’ relationships with you as described and referred to herein.

Consistent with our policies to hold in confidence the affairs of our customers, we will not use or disclose confidential information obtained from you by virtue of the Transactions in connection with our performance of services for any of our other customers (other than as permitted to be disclosed under this Section 8). Furthermore, you acknowledge that neither we nor any of our affiliates have an obligation to use in connection with the Transactions, or to furnish to you, confidential information obtained or that may be obtained by us from any other person.

Please note that Barclays and its affiliates do not provide tax, accounting or legal advice.

9.	Waiver of Jury Trial; Governing Law; Submission to Jurisdiction; Surviving Provisions

ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION, SUIT, PROCEEDING OR CLAIM ARISING IN CONNECTION WITH OR AS A RESULT OF ANY MATTER REFERRED TO IN THIS COMMITMENT LETTER OR THE FEE LETTER IS HEREBY IRREVOCABLY WAIVED BY THE PARTIES HERETO. THIS COMMITMENT LETTER WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK; provided, however, that each of (a) the interpretation of the definition of Company Material Adverse Effect and whether there shall have occurred a Company Material Adverse Effect and (b) whether the Initial Acquisition has been consummated in accordance with the terms of the Acquisition Agreement shall be governed and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such State, without regard to the conflict of laws principles of such State to the extent that the laws of another jurisdiction would be required thereby. Each of the parties hereto hereby irrevocably (i) submits, for itself and its property, to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County, located in the Borough of Manhattan and (b) the United States District Court for the Southern District of New York and any appellate court

December 19, 2013

Jazz Pharmaceuticals Public Limited Company

from any such court, in any action, suit, proceeding or claim arising out of or relating to this Commitment Letter, the Fee Letter or the Transactions or the performance of services contemplated hereunder or under the Fee Letter, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action, suit, proceeding or claim may be heard and determined in such New York State court or such Federal court, (ii) waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any action, suit, proceeding or claim arising out of or relating to this Commitment Letter, the Fee Letter, the Transactions or the performance of services contemplated hereunder or under the Fee Letter in any such New York State or Federal court and (iii) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of any such action, suit, proceeding or claim in any such court. Each of the parties hereto agrees to commence any such action, suit, proceeding or claim either in the United States District Court for the Southern District of New York or in the Supreme Court of the State of New York, New York County located in the Borough of Manhattan. The Buyer hereby irrevocably appoints Jazz U.S. as its agent for service of process for purpose of the submission to jurisdiction set forth above.

This Commitment Letter is issued for your benefit only and no other person or entity (other than the Indemnified Persons) may rely hereon.

The provisions of Sections 3, 5, 6, 8 and this Section 9 of this Commitment Letter will survive any termination or completion of the arrangements contemplated by this Commitment Letter or the Fee Letter, including without limitation whether or not the Incremental Amendment is executed and delivered and whether or not the Incremental Term Facility are made available or any loans under the Incremental Term Facility are disbursed, provided that (i) the provisions of Section 3 shall survive until the earlier of termination of this Commitment Letter (provided that there has been no initial funding of the Incremental Term Facility) or the Syndication Date and (ii) the provisions of Section 5 shall be superseded by the definitive documentation for the Incremental Term Facility to the extent covered thereby.

10.	Termination; Acceptance

Our commitments hereunder and our agreements to provide the services described herein will terminate upon the first to occur of (i) the consummation of the Initial Acquisition (as defined in Exhibit B) without borrowings under the Incremental Term Facility, (ii) the abandonment or termination of the definitive documentation for the Acquisition, including a valid termination of the Acquisition Agreement after execution thereof and prior to the consummation of the Initial Acquisition, (iii) April 19, 2014 (or, to the extent the Termination Date (as defined in the Acquisition Agreement on the date hereof) has been extended in accordance with Section 7.1(b) of the Acquisition Agreement, June 19, 2014) unless the closing of the Incremental Term Facility has been consummated on or before such date on the terms and subject to the conditions set forth herein, and (iv) the termination of this Commitment Letter and the commitments hereunder by you.

This Commitment Letter may be executed in any number of counterparts, each of which when executed will be an original and all of which, when taken together, will constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile or other electronic transmission will be as effective as delivery of a manually executed counterpart hereof.

Please confirm that the foregoing is in accordance with your understanding by signing and returning to Barclays the enclosed copy of this Commitment Letter, together, if not previously executed and delivered, with the Fee Letter on or before the close of business on December 20, 2013, whereupon this Commitment Letter and the Fee Letter will become binding agreements between us. If not signed and returned as described in the preceding sentence by such date, this offer will terminate on such date.

[The remainder of this page is intentionally left blank.]

We look forward to working with you on this assignment.

Very truly yours,

BARCLAYS BANK PLC

By:	/s/ Ian Palmer
	Name:	Ian Palmer
	Title:	Managing Director

Commitment Letter

ACCEPTED AND AGREED TO AS OF THE DATE FIRST WRITTEN ABOVE:

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

By:	/s/ Fintan Keegan
	Name:	Fintan Keegan
	Title:	Executive Vice President

Commitment Letter

Exhibit A

Summary of Terms and Conditions of the Incremental Term Facility

This Summary of Terms and Conditions outlines certain terms and conditions of the Incremental Term Facility.

Borrower:	Jazz Pharmaceuticals, Inc., a Delaware corporation (“Jazz U.S.” or the “Borrower”).

Guarantors:	The same as under the Existing Credit Agreement, it being understood that on the Closing Date, the Borrower shall cause the Company and its subsidiaries to become Guarantors to the extent required by the terms of the Existing Credit Agreement (the “New Guarantors”).

Sole Bookrunner and Sole Lead Arranger:	Barclays Bank PLC will act as sole bookrunner and sole lead arranger (in such capacities, the “Arranger”) for the Incremental Term Facility and will perform the duties customarily associated with such roles.

Administrative Agent:	Barclays Bank PLC (in such capacity, the “Administrative Agent”).

Collateral Agent:	Barclays Bank PLC (in such capacity, the “Collateral Agent”).

Lenders:	Barclays Bank PLC and/or other banks, financial institutions and institutional lenders selected by the Arranger (each, a “Lender” and, collectively, the “Lenders”).

Purpose/Use of Proceeds:	The proceeds of the Incremental Term Facility will be used to fund, together with cash on hand, the Acquisition and the Transaction Costs.

Amount of Incremental Facility:	A senior secured incremental term loan facility in an aggregate principal amount of $500 million (the “Incremental Term Facility”).

Definitive Documentation:	The Incremental Term Facility shall be documented as a new tranche of term loans under the Existing Credit Agreement, subject to the same terms and provisions contained therein, with such modifications as set forth herein and in the Incremental Amendment with respect thereto.

Incremental Facilities:	Same as the Existing Credit Agreement, it being understood that the Incremental Term Facility shall reduce, or otherwise be deemed to be a use of, the borrowing capacity under the incremental facilities of the Existing Credit Agreement. The Incremental Term Facility will have the benefit of the 50 basis points “most favored nation” provision applicable to the existing Term Loans under the Existing Credit Agreement.

Exhibit A - 1

Borrower:	Jazz Pharmaceuticals, Inc., a Delaware corporation (“Jazz U.S.” or the “Borrower”).

Refinancing Facilities:	Same as the Existing Credit Agreement.

Availability:	One drawing may be made under the Incremental Term Facility on the Closing Date.

Closing Date:	The date on which the borrowings under the Incremental Term Facility are made and the Initial Acquisition is consummated in accordance with the Commitment Letter (the “Closing Date”).

Maturities:	June 12, 2018 (the same as the Tranche 1 Term Loans under the Existing Credit Agreement) (the “Maturity Date”).

Amortization:	The outstanding principal amount of the Incremental Term Facility will be payable in equal quarterly amounts of 1.0% per annum prior to the Maturity Date, commencing with the first Principal Amortization Payment Date following the Closing Date, with the remaining balance, together with all other amounts owed with respect thereto, payable on the Maturity Date.

Interest Rate:	All amounts outstanding under the Incremental Term Facility will bear interest, at the Borrower’s option, at a rate per annum equal to:

(a) the Base Rate plus 1.75% per annum; or

(b) the Adjusted Eurodollar Rate plus 2.75% per annum;

provided, that at no time will the Base Rate be deemed to be less than 1.75% per annum or the reserve adjusted Eurodollar Rate be deemed to be less than 0.75% per annum.

Default Interest:	Same as the Existing Credit Agreement.

Funding Protection and Taxes:	Same as the Existing Credit Agreement.

Closing Fees:	Closing fees to each Lender party to the Incremental Amendment on the Closing Date, as fee compensation for the funding of such Lender’s loans under the Incremental Term Facility, in an amount equal to 0.50% of the stated principal amount of such Lender’s loans under the Incremental Term Facility, payable to such Lender on the Closing Date.

Voluntary Prepayments:	Same as the Existing Credit Facility; provided that upon the occurrence of any Repricing Transaction (as defined in the Existing Credit Agreement) prior to the date that is six months after the Closing Date, the Borrower shall be required to pay a fee in the amount equal to 1.00% of the principal amount of the loans under the Incremental Term Facility subject to such Repricing Transaction.

Exhibit A - 2

Borrower:	Jazz Pharmaceuticals, Inc., a Delaware corporation (“Jazz U.S.” or the “Borrower”).

Mandatory Prepayments:	Same as the Existing Credit Facility. The loans under the Incremental Term Facility will share ratably in all mandatory prepayments with the existing Term Loans under the Existing Credit Agreement.

Collateral:	Same as the Existing Credit Agreement.

Representations and Warranties:	Same as the Existing Credit Agreement.

Affirmative Covenants:	Same as the Existing Credit Agreement.

Negative Covenants:	Same as the Existing Credit Agreement.

Financial Covenants:	Same as the Existing Credit Facility.

Events of Default:	Same as the Existing Credit Agreement.

Margin Regulation Savings Clauses:	The Incremental Amendment will provide that, for so long as Company Stock constitutes “margin stock” within the meaning of Regulation U, the restrictions on negative pledges, liens and dispositions, the mandatory prepayment provisions and the related cross default provisions set forth in the Existing Credit Agreement shall not apply with respect to Company Stock to the extent the value (within the meaning of Regulation U) of Company Stock, together with the value of all other margin stock held by the Borrower and its subsidiaries, exceeds 25% of the total value of all assets subject to such covenants and agreements.

Conditions Precedent to Borrowing:	The several obligation of each Lender to make, or cause an affiliate to make, loans under the Incremental Term Facility on the Closing Date will be subject only to (i) prior written notice of borrowing, (ii) satisfaction of the conditions set forth in Section 4.02(b) and (c) of the Existing Credit Agreement, (iii) after giving effect to the making of loans under the Incremental Term Facility, Parent shall be in compliance with the covenant set forth in Section 7.10 of the Existing Credit Agreement on a pro forma basis in accordance with Section 1.03(c) of the Existing Credit Agreement and (iv) satisfaction of the conditions set forth in Exhibit B to the Commitment Letter.

Assignments and Participations:	Same as the Existing Credit Agreement.

Exhibit A - 3

Borrower:	Jazz Pharmaceuticals, Inc., a Delaware corporation (“Jazz U.S.” or the “Borrower”).

Amendments and Required Lenders:	Same as the Existing Credit Agreement.

Indemnity and Expenses:	Same as the Existing Credit Agreement.

Governing Law and Jurisdiction:	Same as the Existing Credit Agreement.

Counsel to the Arranger and the Administrative Agent:	Cahill Gordon & Reindel LLP.

Exhibit A - 4

Exhibit B

Summary of Conditions Precedent to the Incremental Term Facility

1.	Current Transactions: The terms of the Acquisition Agreement (including all exhibits, schedules, annexes and other attachments thereto) and all related documents shall be reasonably satisfactory to the Arranger (it being agreed that the draft Acquisition Agreement and related documents and schedules provided to the Arranger on December 19, 2013 are reasonably satisfactory to the Arranger). The acquisition, pursuant to the Tender Offer, of more than 50% of the outstanding Company Stock (the “Initial Acquisition”) shall have been consummated or will be consummated substantially concurrently with the initial funding under the Incremental Term Facility in accordance with the terms of the Acquisition Agreement; provided that no amendment, modification or waiver of any term of the Acquisition Agreement or any condition to the Buyer or its subsidiary’s obligation to consummate the Acquisition thereunder (other than any such amendment, modification or waiver that is not materially adverse to any interest of the Lenders and other than a Permitted Minimum Condition Modification (as defined in the Acquisition Agreement)) shall be made or granted, as the case may be, without the prior written consent of the Commitment Party (it being understood that any reduction in the price that is less than or equal to 10% of the total consideration set forth in the Acquisition Agreement as of the date hereof will not be deemed to be materially adverse to the interests of the Lenders and will not require the prior written consent of the Commitment Party).

2.	Financial Statements. The Arranger shall have received (i) unqualified audited financial statements of the Company for its three most recently completed fiscal years ended 90 days before the Closing Date (it being understood that the Arranger has received such financial statements for each of the fiscal years ended December 31, 2010, 2011 and 2012) and (ii) unaudited financial statements for any quarterly interim period or periods of the Company ending more than 45 days prior to the Closing Date (it being understood that the quarter ending December 31, 2013 is not an interim period), together with unaudited financial statements for the corresponding period of the prior year (it being understood that the Arranger has received such financial statements for the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013); provided that the filing of the required financial statements with the U.S. Securities and Exchange Commission will satisfy the foregoing requirements. All such financial statements shall have been prepared in accordance with U.S. GAAP (except, in the case of the interim financials, for year-end audit adjustments and absence of footnotes).

3.	Marketing Period. The Arranger shall have been afforded a period of no less than 15 consecutive calendar days following the date that the Marketing Materials have been provided to syndicate the Incremental Term Facility prior to the Closing Date; provided that such 15 consecutive calendar day period shall not commence earlier than January 6, 2014.

4.	No Material Adverse Effect. As of the scheduled expiration date of the Offer (as defined in the Acquisition Agreement), since June 30, 2013 there shall not have occurred a Company Material Adverse Effect (as defined in the Acquisition Agreement on the date hereof), and there has not been, and there does not exist, any Effect (as defined in the Acquisition Agreement on the date hereof) that, individually or in the aggregate with other Effects, would reasonably be expected to have a Company Materially Adverse Effect.

5.	Fees and Expenses. All fees and expenses (in the case of expenses, to the extent invoiced at least three business days prior to the Closing Date) required to be paid on the Closing Date pursuant to the Commitment Letter and the Fee Letter shall, upon the initial borrowing under the Incremental Term Facility, have been paid (which amounts may be offset against the proceeds of the Incremental Term Facility).

Exhibit B - 1

6.	Definitive Documents; Customary Closing Conditions. The Borrower and the Guarantors shall have executed definitive loan documents relating to the Incremental Term Facility, including without limitation, the Incremental Amendment, guarantees, security agreements, pledge agreements, real property security agreements, or in each case, to the extent applicable, amendments or joinders thereto, and other related definitive documents (collectively, the “Loan Documents”), which shall be consistent with the terms set forth in this Commitment Letter and subject to the Conditions Limitation Provision and otherwise reasonably satisfactory to the Commitment Party. Subject to the Conditions Limitation Provision, the Arranger shall be reasonably satisfied that the Borrower has complied with all other customary closing conditions, including without limitation: (i) the delivery of customary legal opinions, corporate records and documents from public officials, officer’s certificates and evidence of authority; and (ii) delivery of a solvency certificate (certifying that, after giving effect to the Transactions, the Parent and its subsidiaries on a consolidated basis are solvent) in substantially the form of Exhibit K to the Existing Credit Agreement.

7.	Patriot Act. The Administrative Agent and the Arranger shall have received at least five days prior to the Closing Date, all documentation and other information about the Borrower and the Guarantors (including the New Guarantors) as required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the Patriot Act, to the extent reasonably requested by any Lender to the Administrative Agent and conveyed by the Administrative Agent to the Borrower in writing at least 10 days prior to the Closing Date.

Exhibit B - 2